                                                Filed Pursuant to Rule 424(b)(1)
                                                Registration No. 333-109178

                                   PROSPECTUS


                               13,050,000 Shares

                                     [LOGO]

                                  Common Stock

                               -------------------

     The stockholders of Vion Pharmaceuticals, Inc. listed in this prospectus may offer and sell from time to time up to an aggregate of 13,050,000 shares of our common stock under this prospectus for their own accounts. The number of shares being offered includes 6,575,000 shares which are issuable upon the exercise of warrants. We will not receive any proceeds from the sale of the shares other than the exercise price payable to us upon the exercise of the warrants. We issued these shares of our common stock to the selling stockholders in a private transaction.

     The selling stockholders (and their donees and pledgees) may offer their Vion common stock through public or private transactions, on or off the United States exchanges, at prevailing market prices, or at privately negotiated prices.

     Our common stock is listed on the Nasdaq SmallCap Market'sm' under the symbol 'VION.' The last reported sale price of our common stock on the Nasdaq SmallCap Market on October 8, 2003 was $1.69.

                               -------------------

     Investing in our common stock involves a high degree of risk. See 'Risk Factors' beginning on page 8.

                               -------------------

     Neither the Securities and Exchange Commission nor any State Securities Commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                  The date of this prospectus is October 8, 2003




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                                TABLE OF CONTENTS



                                                              Page
                                                              ----

Summary                                                         3
Risk Factors                                                    8
Use of Proceeds                                                16
Selling Stockholders                                           17
Plan of Distribution                                           19
Legal Matters                                                  20
Experts                                                        20
Note Regarding Forward-Looking Statements                      20
Where You Can Find More Information                            21

                                     SUMMARY

         You should read the entire prospectus, including the section entitled 'Risk Factors,' carefully before making an investment decision.

                                Business of Vion

         We are a development stage biopharmaceutical company engaged in research, development and commercialization of therapeutics and technologies for the treatment of cancer. For the years ended December 31, 2002, 2001 and 2000, we spent $10.5 million, $12.5 million and $12.8 million, respectively, on research, development and clinical activities.

         We are developing two small molecules and one drug delivery system for the treatment of cancer. The discussion below sets forth the development status of our product candidates as of September 15, 2003. 'Preclinical' indicates that the product candidate selected for development is being evaluated for potency, specificity, manufacturability as well as for pharmacologic activity in vitro, or cell culture, and in vivo, or animal, models. 'Clinical' evaluation involves a three-phase process. 'Phase I' indicates safety and proof-of-concept testing and determination of the maximum tolerated dose in a limited patient population. 'Phase II' indicates safety, dosing and activity testing in a limited patient population. 'Phase III' indicates safety, dosing and efficacy testing in a large patient population and also may include a comparison of a compound to standard therapy.

         o Triapine'r' inhibits the enzyme ribonucleotide reductase, and therefore prevents the replication of tumor cells by blocking a critical step in DNA synthesis. Triapine has been evaluated in eight Phase I single agent and combination trials and a Phase II single agent trial in breast cancer. An additional Phase I trial of Triapine in combination with Ara-C in advanced leukemia is underway. Triapine is also being evaluated currently in Phase II single agent trials in head and neck and prostate cancer. In May 2003, we commenced Phase II trials of Triapine in combination with gemcitabine in patients with advanced non-small-cell lung cancer and pancreatic cancer.

         o VNP40101M, a sulfonyl hydrazine prodrug, is a unique DNA alkylating agent. VNP40101M has been evaluated as a single agent in Phase I trials in solid tumors and in advanced leukemia. An additional Phase I single agent trial in solid tumors with a different dosing schedule is underway. An additional Phase I trial of VNP40101M in combination with Ara-C in advanced leukemia is underway. Phase II trials in leukemia and solid tumors are planned for 2004.

         o TAPET'r', or Tumor Amplified Protein Expression Therapy, is a drug delivery system using modified Salmonella bacteria. TAPET is designed to deliver anticancer agents directly to solid tumors. Our first generation `unarmed' TAPET vector, VNP20009, has been evaluated in five Phase I trials. We have also evaluated TAPET-CD, a vector designed to permit expression of the enzyme


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                  cytosine deaminase intratumorally, in a Phase I trial. We are now developing second generation `unarmed' TAPET'r' vectors which are being evaluated in preclinical studies.

         Our product development programs are based on technologies that we license from Yale University. Our product development strategy consists of two main approaches. First, we engage in product development with respect to anticancer technologies through in-house research and through collaboration with academic institutions. Second, depending on drug market conditions and required resources, we determine the best method and/or partnership to develop, and eventually market, our products.

         In May 2002, we announced a realignment of priorities and objectives to conserve our cash resources and focus our efforts on advancing Triapine and VNP40101M into Phase II clinical trials. At that time, we also announced that, based on the clinical data to date for TAPET'r', we would conduct one additional clinical trial of our first generation bacterial vector VNP20009 in combination with cyclosporine and methotrexate, and seek to develop second generation vectors with improved tumor colonization capabilities. Since that time, we have terminated the Phase I trial of our first generation bacterial vector VNP20009 and are continuing the preclinical studies of second generation TAPET vectors. (see `Recent Developments'). The realignment plan included a staff reduction and other decreases in expenses.

        At the present time, under our current operating plan, after giving effect to the receipt of approximately $10.4 million of net proceeds from our private placement of common stock and warrants in September, 2003, we have sufficient cash to fund our operations through December 31, 2004. However, if we are unable to raise additional capital or consummate a strategic relationship in 2004, we will have to substantially reduce our operating plan, or cease operations thereafter. In addition, if we were to cease operations, it could have a material adverse effect on our ownership of, or ability to use, our technologies. Our plan of operations for the next 12 months includes the following elements:

o Conduct Phase I clinical studies of Triapine in combination with standard chemotherapy treatments;

o Conduct Phase II clinical studies of Triapine as a single agent and in combination with standard chemotherapy treatments;

o Conduct Phase I clinical studies of VNP40101M as a single agent and in combination with standard chemotherapy treatments;

o        Conduct Phase II clinical studies of VNP40101M;

o        Evaluate second generation TAPET vectors in preclinical studies;

o Continue to conduct internal research and development with respect to our core products and other product candidates that we may identify;


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o        Continue to support research and development being performed at Yale
         University and by other collaborators; and

o Continue to seek collaborative partnerships, joint ventures, co-promotional agreements or other arrangements with third parties.

         Our operating plans and capital requirements for the next twelve months may vary materially from the foregoing because of the results of research and development, clinical studies, product testing, relationships with strategic partners, changes in the focus and direction of our research and development programs, competitive and technological advances, the regulatory process in the United States and abroad and other factors.

         We were incorporated in March 1992 as a Delaware corporation named MelaRx Pharmaceuticals, Inc. In April 1995 we changed our name to OncoRx, Inc. in connection with a merger, and in April 1996 we changed our name to Vion Pharmaceuticals, Inc. Our executive offices are located at 4 Science Park, New Haven, Connecticut 06511, and our telephone number is (203) 498-4210. Our website address is www.vionpharm.com. The information on our website is not part of this prospectus.



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                               RECENT DEVELOPMENTS

Private Placement

         On September 19, 2003, we completed a private placement of 6,475,000 shares of our common stock together with warrants for the purchase of an additional 6,475,000 shares of our common stock, for an aggregate consideration in the amount of $11,331,250, or $1.75 per share of our common stock. In addition, we issued to the placement agent, Rodman & Renshaw, Inc., a warrant to purchase 100,000 shares of our common stock at $2.50 per share.

         In connection with the private placement, we agreed that until the earlier of January 17, 2004 or 15 calendar days after the effective date of this registration statement, we shall not effect a sale of our common stock or securities convertible into common stock. We further agreed not to file any registration statement with respect to any sale of common stock or convertible securities prior to 15 calendar days after the effective date of this registration statement.

         Warrants

         The warrants issued as part of the private placement have an exercise price of $2.50 per share of common stock, subject to anti-dilution adjustments in connection with dividends on shares of our common stock, and subdivisions, combinations and reclassifications of our common stock. The warrants may also be exercised on a "cashless" basis. The warrants expire on September 19, 2008.

         If we complete a reorganization, reclassification, merger, consolidation or disposition of assets, then the holders of the warrants shall have the right thereafter to receive upon exercise of the warrants, the number of shares of common stock of the successor or acquiring corporation or of our company if it is the surviving corporation, and other property receivable upon or as a result of the transaction by a holder of the number of shares of common stock for which the warrants are exercisable immediately prior to the transaction.

         The warrants are not exercisable by any selling stockholder to the extent that such exercise would make the selling stockholder the beneficial holder of more than 4.99% of our total outstanding common stock.

         After a period of 18 months following the effective date of this registration statement, if the volume weighted average price of the common stock is at or above $3.50 per share for 20 consecutive trading days, then the warrants shall become callable by the Company upon 10 business days' written notice.

         We are subject to potential daily monetary penalties for failure to timely deliver stock certificates representing shares of common stock upon the exercise of the warrants. If we fail to deliver a stock certificate within five trading days after the exercise of warrants, and if, due to that failure, a selling stockholder has to buy shares in the market, we must pay the selling stockholder the amount of the difference between the price at which the selling stockholder had to buy shares in the market and the price at which he gave the order to sell shares, and we must either reinstate the warrant or deliver shares of common stock at the election of the selling stockholder.



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         Registration Rights

         We entered into a registration rights agreement with the selling stockholders on September 8, 2003. The registration rights agreement provides that we must file a registration statement on or prior to the twentieth calendar day following September 19, 2003, covering the resale of all of the shares of our common stock sold by us under the private placement and all shares of our common stock issuable upon exercise of the warrants issued to the selling stockholders as part of the private placement. This prospectus is part of the registration statement filed to meet our obligations under the registration rights agreement.

         We must cause this registration statement to become effective as soon as practicable, but in no event later than the 60th day, or 90th day if the registration statement is reviewed by the SEC, following September 19, 2003. If this registration statement is not declared effective by the SEC on or before the 60 day, or 90 day, if applicable, registration deadline, or if after this registration statement has been declared effective by the SEC, sales of the shares of common stock covered by the registration statement cannot be made pursuant to this registration statement for any reason, then at the time of the event, we are required to make payments to the selling stockholders in the amount of 2.0% of the aggregate purchase price paid in the private placement by the selling stockholders for the shares of our common stock held by the selling stockholders. Additional payments of 2.0% of the aggregate purchase price paid by the selling stockholders in the private placement for the shares of our common stock held by the selling stockholders are payable on each monthly anniversary thereafter until we have complied with our obligations under the registration rights agreement.

         Research Services Agreement with Eli Lilly and Company

         On September 8, 2003, we entered into a research services agreement with Eli Lilly and Company ("Lilly") related to the Phase II trials of our anticancer agent Triapine'r' in combination with Lilly's anticancer agent, Gemzar'r'. The agreement relates to the measurement of the expression of several genes in tumor tissue and blood samples from patients participating in our Phase 2 trials of the combination therapy in non-small-cell lung cancer and pancreatic cancer.

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


                                  RISK FACTORS

         In addition to the other information in this prospectus, you should carefully consider the following factors in evaluating us and our business before purchasing the shares of common stock offered hereby. This prospectus contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. Our actual results could differ materially. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below, as well as those discussed elsewhere in this prospectus, including the documents incorporated by reference.

If we fail to obtain the capital necessary to fund our operations, we will be unable to continue or complete our product development.

         We will need to raise substantial additional capital to fund operations and complete our product development. As of June 30, 2003, we had $10.5 million in cash and cash equivalents (not including net proceeds of $10.4 million from our private placement of common stock and warrants in September, 2003) to fund our operations and continue our product development. We will not have an approved and marketable product for the foreseeable future. Accordingly, we will need to raise substantial additional capital and/or reduce expenses significantly to have sufficient capital to fund our operations beyond December 31, 2004.

         We may not get funding when we need it or on favorable terms. If we cannot raise adequate funds to satisfy our capital requirements, we may have to delay, scale-back or eliminate our research and development activities, clinical studies or future operations. We might have to license our technology to others. This could result in sharing revenues which we might otherwise retain for ourselves. Any of these actions may harm our business, financial condition and results of operations. Given our limited level of cash resources, until we raise substantial capital or consummate a strategic transaction, if ever, we will be continually reviewing additional expense reductions, including reductions in the number of employees or complete cessation of clinical trials and research. Additional material expense reductions will have a material adverse impact on our product development efforts, our ability to retain key personnel, and our ability to raise additional capital or consummate another strategic transaction. If we do not raise additional capital after reducing costs, we will have to cease operations.

         The amount of capital we may need depends on many factors, including:

         o the progress, timing and scope of our research and development programs;

         o the progress, timing and scope of our preclinical studies and clinical trials;

         o        the time and cost necessary to obtain regulatory approvals;



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         o        the time and cost necessary to further develop manufacturing processes, arrange for contract manufacturing or build manufacturing facilities and obtain the necessary regulatory approvals for those facilities;

         o the time and cost necessary to develop sales, marketing and distribution capabilities; and

         o new collaborative, licensing and other commercial relationships that we may establish.

We have limited access to the capital markets and, if we raise additional funding, stockholders may experience extreme dilution.

         We have limited access to the capital markets to raise capital. The capital markets have been unpredictable in the past, especially for biopharmaceutical companies and unprofitable companies such as ours. In addition, it is difficult to raise capital under current market conditions. The amount of capital that a company such as ours is able to raise often depends on variables that are beyond our control, such as the share price of our stock and its trading volume. As a result, we may not be able to secure financing on terms attractive to us, or at all. If we are able to consummate a financing arrangement, the amount raised may not be sufficient to meet our future needs. If adequate funds are not available on acceptable terms, or at all, our business, including our technology licenses, relationships with key suppliers, results of operation, financial condition and our continued viability will be materially adversely affected and we may have to cease operations.

         To the extent we encounter additional opportunities to raise cash, we would likely sell additional equity or debt securities. Due to our current stock price and market conditions, and the amount of capital we need, any such debt or equity securities are likely to be sold at relatively low prices, including prices which are below the market prices of our stock, and may have substantial rights to control the Company. In our recent private placement in September 2003, shares of common stock were sold at $1.75 per share which was approximately 85% of market price at the time. In our private placement in June 2003, shares of common stock were sold at $1.30 per share which was approximately 64% of market price at the time. Stockholders are likely to experience extreme dilution and may experience subordination of their rights.
We do not have any contractual restrictions on our ability to incur debt. Any indebtedness could contain covenants that restrict our operations.

         In connection with our most recent private placement of common stock and warrants, we agreed that until the earlier of January 17, 2004 or 15 calendar days after the effective date of this registration statement, we shall not effect a sale of our common stock or securities convertible into common stock. We further agreed not to file any registration statement with respect to any such sale of common stock or convertible securities prior to 15 calendar days after the effective date of this registration statement. This delay in our ability to sell securities and effectuate a financing could have a material adverse effect on our ability to fund our continued operations.

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There may be an adverse effect on the market price of our common stock as a result of shares being available for sale in the future.

         Future additional sales of a substantial amount of common stock in the public market or by private placement, or the perception that these sales may occur, could adversely affect the market price of our common stock. This could also impair our ability to raise additional capital through the sale of our equity securities. We had approximately 39.3 million shares of common stock outstanding as of September 19, 2003, including 6,475,000 shares sold in our recent private placement of common stock and warrants. Options and warrants to purchase approximately 11.2 million shares of common stock, including warrants to purchase 6,575,000 shares of our common stock sold in our recent private placement, were exercisable at September 19, 2003, and other options to purchase approximately 1.6 million shares of common stock become exercisable at various times through 2007.

If we continue to incur operating losses, we may be unable to continue our operations.

         We have incurred losses since inception. As of June 30, 2003, we had an accumulated deficit of approximately $109 million. If we continue to incur operating losses and fail to become a profitable company, we may be unable to continue our operations. Since we began our business, we have focused on research, development and clinical trials of product candidates. We expect to continue to operate at a net loss for at least the next several years as we continue our research and development efforts, continue to conduct clinical trials and develop manufacturing, sales, marketing and distribution capabilities. Our future profitability depends on our receiving regulatory approval of our product candidates and our ability to successfully manufacture and market approved drugs. The extent of our future losses and the timing of our profitability, if ever, are highly uncertain.

If we do not obtain regulatory approval for our products, we will not be able to sell our products and the value of our company and our financial results will be harmed.

         We cannot sell or market our drugs without regulatory approval. If we cannot obtain regulatory approval for our products, the value of our company and our financial results will be harmed. In the United States, we must obtain approval from the U.S. Food and Drug Administration, or FDA, for each drug that we intend to sell. The current status of our potential products is as follows:

         o Triapine'r' is being evaluated in Phase II clinical trials as a single agent and in combination with a standard chemotherapy. Triapine is also being evaluated in a Phase I trial in combination with a standard chemotherapy;

         o        VNP40101M is being evaluated in Phase I trials; and

         o Second generation TAPET'r' vectors are being evaluated in preclinical studies.

         If and when we complete the several phases of clinical testing for each drug candidate, we will submit our test results to the FDA. FDA review may generally take up to two years and



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approval is not assured. Foreign governments also regulate drugs distributed outside the United States. A delay in obtaining regulatory approvals for any of our drug candidates will also have a material adverse effect on our business.

If our drug trials are delayed or achieve unfavorable results, we will not be able to obtain regulatory approvals for our products.

         We must conduct extensive testing of our product candidates before we can obtain regulatory approval for our products. We need to conduct human clinical trials. These tests and trials may not achieve favorable results. We would need to reevaluate any drug that did not test favorably and either alter the drug or dose, or abandon the drug development project. In such circumstances, we would not be able to obtain regulatory approval on a timely basis, if ever.

         Factors that can cause delay or termination in our clinical trials include:

         o        slow patient enrollment;

         o long treatment time required to demonstrate safety and effectiveness;

         o        lack of sufficient supplies of the product candidate;

         o        adverse medical events or side effects in treated patients;

         o        lack of effectiveness of the product candidate being tested;
                  and

         o        lack of sufficient funds.

If the testing or use of our potential products harms people, we could be subject to costly and damaging product liability claims.

         Our business exposes us to potential product liability risks that are inherent in the testing, manufacturing and marketing of drug products including, but not limited to, unacceptable side effects. These risks are particularly inherent in human trials of our proposed products. Side effects and other liability risks could give rise to viable product liability claims against us. While we have obtained insurance coverage for patients enrolled in clinical trials, we may not be able to maintain this product liability insurance on acceptable terms, insurance may not provide adequate coverage against potential liabilities and we may need additional insurance coverage for expanded clinical trials and commercial activity. As a result, product liability claims, even if successfully defended, could have a material adverse effect on our business, financial condition and results of operations.



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If our potential products cause unacceptable side effects, we will not be able to commercialize our products.

         Unacceptable side effects may be discovered during preclinical and clinical testing of one or more of our potential products. If the side effects are determined unacceptable, we will not be able to commercialize our products.

If we are found to be infringing on patents or trade secrets owned by others, we may be forced to cease or alter our drug development efforts, obtain a license to continue the development or sale of our products, and/or pay damages.

         Our processes and potential products may conflict with patents that have been or may be granted to competitors, universities or others, or the trade secrets of those persons and entities. As the biopharmaceutical industry expands and more patents are issued, the risk increases that our processes and potential products may give rise to claims that they infringe the patents or trade secrets of others. These other persons could bring legal actions against us claiming damages and seeking to enjoin clinical testing, manufacturing and marketing of the affected product or process. If any of these actions are successful, in addition to any potential liability for damages, we could be required to obtain a license in order to continue to conduct clinical tests, manufacture or market the affected product or use the affected process. Required licenses may not be available on acceptable terms, if at all, and the results of litigation are uncertain. If we become involved in litigation or other proceedings, it could consume a substantial portion of our financial resources and the efforts of our personnel.

We rely on confidentiality agreements to protect our trade secrets. If these agreements are breached by our employees or other parties, our trade secrets may become known to our competitors.

         We rely on trade secrets that we seek to protect through confidentiality agreements with our employees and other parties. If these agreements are breached, our competitors may obtain and use our trade secrets to gain a competitive advantage over us. We may not have any remedies against our competitors and any remedies that may be available to us may not be adequate to protect our business and compensate us for the damaging disclosure. In addition, we may have to expend resources to protect our interests from possible infringement by others.

If we fail to recruit and retain key personnel, our research and development programs may be delayed.

         We are highly dependent upon the efforts of our senior management and scientific personnel, particularly, Alan Kessman, our president, chief executive officer and director; Mario Sznol, M.D., our vice president, clinical affairs; and Ivan King, Ph.D., our vice president of research. There is intense competition in the biopharmaceutical industry for qualified scientific and technical personnel. Since our business is very technical and specialized, we need to continue to attract and retain such people. We may not be able to continue to attract and retain the qualified personnel necessary for developing our business, particularly in light of our need to raise substantial



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additional financing and/or reduce expenses significantly in order to continue our operations beyond December 31, 2004. We have no key man insurance policies on any of the officers listed above and we only have an employment agreement with Mr. Kessman. The employment agreement with Mr. Kessman expires at December 31, 2003. We may not be able to agree on the terms of a new employment agreement. If we lose the services of our management and scientific personnel or fail to recruit other scientific and technical personnel, our research and product development programs will be significantly and detrimentally affected.

We face intense competition in the market for anticancer products, and if we are unable to compete successfully, our business will suffer.

         Numerous pharmaceutical and biotechnology companies have publicly announced their intention to develop drugs that target the replication of tumor cells including, in some instances, the development of agents which target ribonucleotide reductase similar to our compound Triapine'r', agents which are alkylating agents similar to our compound VNP40101M and agents which are drug delivery systems similar to TAPET'r'. These companies include, but are not limited to, Bristol-Myers Squibb Company, Pfizer Inc., Chiron Corporation, Amgen Inc., Genentech Inc., ImClone Systems Inc., OSI Pharmaceuticals, Inc., AstraZeneca PLC and Eli Lilly and Company. These and other large pharmaceuticals companies have substantially greater financial and other resources and development capabilities than we do and have substantially greater experience in undertaking preclinical and clinical testing of products, obtaining regulatory approvals, and manufacturing and marketing pharmaceutical products. In addition, our competitors may succeed in obtaining approval for products more rapidly than us and in developing and commercializing products that are safer and more effective than those that we propose to develop. The existence of these products, other products or treatments of which we are not aware or products or treatments that may be developed in the future may adversely affect the marketability of our products by rendering them less competitive or obsolete. In addition to competing with universities and other research institutions in the development of products, technologies and processes, we may compete with other companies in acquiring rights to products or technologies from universities.

If our corporate partners, licensors, licensees, collaborators at research institutions and others do not conduct activities in accordance with our arrangements, our research and development efforts may be delayed.

         Our strategy for the research, development and commercialization of our products entails entering into various arrangements with corporate partners, licensors, licensees, collaborators at research institutions and others. We currently depend on the following third parties:

         o Yale University for collaborative research and for technologies that are licensed by them to us;

         o Healthcare facilities in the United States and overseas to perform human clinical trials of our products;

         o Clinical research organizations in the United States and overseas to monitor and collect data related to human clinical trials; and


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         o        Contract manufacturers to produce limited quantities of our products for use in preclinical and clinical activities.

         If the third parties do not conduct activities in accordance with the arrangements we have with them, our research and development efforts may be delayed. We may also rely on other collaborative partners to obtain regulatory approvals and to manufacture and market our products. The amount and timing of resources to be devoted to these activities by these other parties may not be within our control.

If Yale does not conduct research relating to products we would like to pursue, we may never realize any benefits from our funding provided to Yale.

         Through December 31, 2002, we have paid over $9.7 million in total to Yale, and we continue to support Yale's research projects. We do not have the right to control the research that Yale is conducting with our funding, and our funds may not be used to conduct research relating to products that we would like to pursue. Additionally, if the research being conducted by Yale results in technologies that Yale has not already licensed or agreed to license to us, we may need to negotiate additional license agreements or we may be unable to utilize those technologies.

If environmental laws become stricter in the future, we may face large capital expenditures in order to comply with environmental laws.

         We cannot accurately predict the outcome or timing of future expenditures that we may be required to expend to comply with comprehensive federal, state and local environmental laws and regulations. We must comply with environmental laws that govern, among other things, all emissions, waste water discharge and solid and hazardous waste disposal, and the remediation of contamination associated with generation, handling and disposal activities. To date, we have not incurred significant costs and are not aware of any significant liabilities associated with our compliance with federal, state and local laws and regulations. However, environmental laws have changed in recent years and we may become subject to stricter environmental standards in the future and may face large capital expenditures to comply with environmental laws. We have limited capital and are uncertain whether we will be able to pay for significantly large capital expenditures. Also, future developments, administrative actions or liabilities relating to environmental matters may have a material adverse effect on our financial condition or results of operations.

         All of our operations are performed under strict environmental and health safety controls consistent with the Occupational Safety and Health Administration, the Environmental Protection Agency and the Nuclear Regulatory Commission regulations. We cannot be certain that we will be able to control all health and safety problems. If we cannot control those problems, we may be held liable and may be required to pay the costs of remediation. These liabilities and costs could be material.



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Even if we obtain regulatory approval for our products, we currently lack the ability and resources to commercialize the products.

         If our products are approved for sale by regulatory authorities, we will need to develop manufacturing and marketing capability or make arrangements with third parties to manufacture, distribute and sell our products. We do not currently have and are not seeking arrangements for manufacturing or marketing products on a commercial basis.

The low price of our common stock could result in its delisting from the Nasdaq SmallCap Market'sm'.

         If the price of our common stock declines we may fail to meet
Nasdaq's maintenance criteria, which may result in the delisting of our common stock from the Nasdaq SmallCap Market. In such event, trading, if any, in our common stock may then continue to be conducted in the non-Nasdaq over-the-counter market in what are commonly referred to as the electronic bulletin board and the "pink sheets". As a result, an investor may find it more difficult to dispose of or obtain accurate quotations as to the market value of our common stock. In addition, we would be subject to a Rule promulgated by the Securities and Exchange Commission that, if we fail to meet criteria set forth in such Rule, imposes various practice requirements on broker-dealers who sell securities governed by the Rule to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transactions prior to the sale. Consequently, the Rule may have a materially adverse effect on the ability of broker-dealers to sell our securities, which may materially affect the ability of stockholders to sell our securities in the secondary market.

         A delisting from the Nasdaq SmallCap Market will also make us ineligible to use Form S-3 to register shares of our common stock with the Securities and Exchange Commission, thereby making it more difficult and expensive for us to register our common stock and raise additional capital. We would also incur additional costs under state blue-sky laws to sell equity if we are delisted.

         Additionally, we may decide to, or certain of our investors may require that, we implement a reverse stock split in order to maintain a higher stock price. The effect of any reverse stock split of the common stock upon the market price of our common stock cannot be predicted, and the history of reverse stock splits for companies in similar circumstances is varied. The trading price of our common stock may not rise in exact proportion to the reduction in the number of shares of our common stock outstanding as a result of the reverse stock split, and there may not be a sustained increase in the trading price of our common stock after giving effect to the reverse stock split. Moreover, the trading price may not remain above the thresholds required by the Nasdaq SmallCap Market and we may not be able to continue to meet the other continued listing requirements of the Nasdaq SmallCap Market.

         The resulting decrease in the number of shares of our common stock outstanding could potentially impact the liquidity of our common stock, especially in the case of larger block trades. The reverse stock split would result in some stockholders owning "odd-lots" of less than

100 shares of common stock. Brokerage commissions and other costs of transactions in odd-lots are generally higher than the costs of transactions in "round-lots" of even multiples of 100 shares.

         The reverse stock split could also result in a greater spread between the number of authorized shares and the number of outstanding shares, which may have the effect of discouraging an attempt to change control of the Company, especially in the event of a hostile takeover bid, and to make more difficult the removal of incumbent management.

The rights that have been and may in the future be granted to our stockholders may allow our Board and management to deter a potential acquisition in which the Board and management are to be replaced.

         We have in place a stockholder rights plan, or "poison pill", which enables our board of directors to issue rights to purchase common stock when someone acquires 20% or more of the outstanding shares of our common stock. As a result of the plan, anyone wishing to take over the company would most likely be forced to negotiate a transaction with our Board and management in order not to trigger the pill. The need to negotiate with the Board or management could frustrate a proposed takeover particularly where the Board and management wish to remain entrenched. This would prevent our stockholders from participating in a takeover or tender offer, which might be of substantial value to them.

                                 USE OF PROCEEDS

Except for proceeds, if any, received in connection with the exercise of warrants, we will not receive any proceeds from the sale of common stock by the selling stockholders. Any proceeds received in connection with the exercise of warrants will be used by us for general corporate purposes.

                              Selling Stockholders

------------------------------------------------------------------------------------------------------------------
                                       Number of Shares of      Number of Shares of    Number of Shares of Common
                                    Common Stock Beneficially       Common Stock        Stock Beneficially Owned
Selling Stockholder                  Owned Prior to Offering     Registered Herein        After this Offering(1)
------------------------------------------------------------------------------------------------------------------
Langley Partners, L.P.                         0                    3,276,340 (2)                   0
------------------------------------------------------------------------------------------------------------------
The Riverview Group, LLC                       0                    1,142,858 (3)                   0
------------------------------------------------------------------------------------------------------------------
TCMP3                                          0                      171,428 (4)                   0
------------------------------------------------------------------------------------------------------------------
Bristol Investment Fund, Ltd                   0                      571,428 (5)                   0
------------------------------------------------------------------------------------------------------------------
Gamma Opportunity Capital Partners, L.P.       0                      285,714 (6)                   0
------------------------------------------------------------------------------------------------------------------
Smithfield Fiduciary LLC                       0                    1,142,858 (7)                   0
------------------------------------------------------------------------------------------------------------------
Silver Oak Investments                         0                      571,428 (8)                   0
------------------------------------------------------------------------------------------------------------------
RHP Master Fund, Ltd                           0                      342,858 (9)                   0
------------------------------------------------------------------------------------------------------------------
Portside Growth and Opportunity Fund           0                      571,428 (10)                  0
------------------------------------------------------------------------------------------------------------------
Xmark Fund, L.P.                               0                      413,372 (11)                  0
------------------------------------------------------------------------------------------------------------------
Xmark Fund, Ltd.                               0                      729,486 (12)                  0
------------------------------------------------------------------------------------------------------------------
Platinum Partners Value Arbitrage Fund LP      0                      571,428 (13)                  0
------------------------------------------------------------------------------------------------------------------
R&R Opportunity Fund, LP                       0                      228,570 (14)                  0
------------------------------------------------------------------------------------------------------------------
Lonestar Partners, LP                          0                      571,428 (15)                  0
------------------------------------------------------------------------------------------------------------------
Cohanzick Partners, LP                         0                      571,428 (16)                  0
------------------------------------------------------------------------------------------------------------------
Cityplatz Limited                              0                    1,142,858 (17)                  0
------------------------------------------------------------------------------------------------------------------
Atlas Fund, LLC                                0                      645,090 (18)                  0
------------------------------------------------------------------------------------------------------------------
Rodman & Renshaw, Inc.                         0                      100,000 (19)                  0
------------------------------------------------------------------------------------------------------------------
Total                                          0                   13,050,000                       0
------------------------------------------------------------------------------------------------------------------

(1)   Assumes sale of all of the shares of common stock offered hereby.

(2) Includes 1,638,170 shares of common stock issuable upon the exercise of warrants.

(3) Includes 571,429 shares of common stock issuable upon the exercise of warrants.

(4) Includes 85,714 shares of common stock issuable upon the exercise of warrants.

(5) Includes 285,714 shares of common stock issuable upon the exercise of warrants.

(6) Includes 142,857 shares of common stock issuable upon the exercise of warrants.

(7) Includes 571,429 shares of common stock issuable upon the exercise of warrants.

(8) Includes 285,714 shares of common stock issuable upon the exercise of warrants.

(9) Includes 171,429 shares of common stock issuable upon the exercise of warrants.

(10) Includes 285,714 shares of common stock issuable upon the exercise of warrants. The Investment Advisor to Portside Growth and Opportunity Fund is Ramius Capital Group, LLC. The Managing Member of Ramius Capital Group, LLC is C4S & Co., the Managing Members of which are Peter Cohen, Morgan Stark and Thomas Strauss. As such, Messrs. Cohen, Stark and Strauss may be deemed beneficial owners of shares issued and issuable to Portside Growth and Opportunity Fund. Messrs. Cohen, Stark and Strauss disclaim beneficial ownership of all of such shares.

(11) Includes 206,686 shares of common stock issuable upon the exercise of warrants.

(12) Includes 364,743 shares of common stock issuable upon the exercise of warrants.

(13) Includes 285,714 shares of common stock issuable upon the exercise of warrants.

(14) Includes 114,285 shares of common stock issuable upon the exercise of warrants.

(15) Includes 285,714 shares of common stock issuable upon the exercise of warrants.

(16) Includes 285,714 shares of common stock issuable upon the exercise of warrants.

(17) Includes 571,429 shares of common stock issuable upon the exercise of warrants.

(18) Includes 322,545 shares of common stock issuable upon the exercise of warrants.

(19) Includes 100,000 shares of common stock issuable upon the exercise of warrants.

                              PLAN OF DISTRIBUTION

         The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

         o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

         o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

         o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

         o an exchange distribution in accordance with the rules of the applicable exchange;

         o        privately negotiated transactions;

         o settlement of short sales entered into after the date of this prospectus;

         o broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

         o        a combination of any such methods of sale; and

         o        any other method permitted pursuant to applicable law.

         The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

         Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

         The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

         The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

         We are required to pay all fees and expenses incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

                                  LEGAL MATTERS

         The validity of the shares of common stock offered by us from time to time under this prospectus will be passed upon for us by Fulbright & Jaworski L.L.P., New York, New York.

                                     EXPERTS

         Ernst & Young LLP, independent auditors, have audited our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2002, as set forth in their report, which is incorporated by reference in this prospectus and registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                    NOTE REGARDING FORWARD-LOOKING STATEMENTS

         This prospectus (including the documents incorporated by reference in this prospectus) contains forward-looking statements (as that term is defined in the Private Securities Litigation Reform Act of 1995) and information about our financial condition, results of operations and business that are based on our current and future expectations. You can find many of these statements by looking for words such as 'estimate,' 'project,' 'believe,' 'anticipate,' 'intend,' 'expect' and similar expressions. These statements reflect our current views with respect to future events and are subject to risks and uncertainties, including those discussed under 'Risk Factors,' that could cause our actual results to differ materially from those contemplated in the forward-looking statements. We caution you that no forward-looking statement is a guarantee of future performance. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events which may cause our actual results to differ from those expressed or implied by the forward-looking statements contained in this prospectus.

                       WHERE YOU CAN FIND MORE INFORMATION

         We are subject to the informational requirements of the Securities Exchange Act of 1934. Therefore, we file annual, quarterly and special reports, proxy statements and other information with the SEC. Our filings are available to the public over the internet at the SEC's web site at http://www.sec.gov. You may also read and copy all of our filings at the SEC's public reference facilities in Washington, D.C., New York, New York and Chicago, Illinois. You may obtain information on the operation of the SEC's public reference facilities by calling the SEC at 1-800-SEC-0300. You can also read and copy all of our filings at the offices of the Nasdaq Stock Market, 1735 K Street N.W., Washington, D.C. 20006.

         The SEC allows us to 'incorporate by reference' the information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information that we incorporate by reference is considered to be part of this prospectus. Because we are incorporating by reference our future filings with the SEC, this prospectus is continually updated and those future filings may modify or supersede some or all of the information included or incorporated in this prospectus. This means that you must look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus or in any document previously incorporated by reference have been modified or superseded. This prospectus incorporates by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the selling stockholders sell all of our common stock registered under this prospectus.

     --  Our annual report on Form 10-K for the year ended December 31, 2002;

     -- Our amended annual report on Form 10-K/A for the year ended December 31, 2002;

     -- Our quarterly report on Form 10-Q for the quarterly period ended March 31, 2003;

     -- Our amended quarterly report on Form 10-Q/A for the quarterly period ended June 30, 2003;

     -- Our current reports on Form 8-K filed July 23, 2003, August 13, 2003, September 8, 2003, and September 10, 2003;

     -- The description of our common stock contained in Item 1 of our Registration Statement on Form 8-A dated July 31, 1995; and

     -- The rights agreement dated as of October 26, 1998 as Exhibit 4.1 of our Current Report on Form 8-K filed on October 26, 1998.


         The information about us contained in this prospectus should be read together with the information in the documents incorporated by reference. You may request a copy of any or all of these filings, at no cost, by writing or telephoning us at Vion Pharmaceuticals, Inc., 4 Science Park, New Haven, Connecticut 06511, Attention: Investor Relations, Telephone: (203) 498-4210.

                          STATEMENT OF DIFFERENCES


The registered trademark symbol shall be expressed as........ 'r'
The service mark symbol shall be expressed as................ 'sm'